FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2006

National Australia Bank Limited

ACN 004 044 937
(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE   VICTORIA   3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs
500 Bourke Street, Melbourne
Victoria 3000
Australia

www.nabgroup.com

ABN 12 004 044 937

ASX Announcement

Tuesday 25 July 2006
National Australia Bank Limited - Capital Update

The National Australia Bank today announced two developments relating to its capital position:

1.               National Australia Bank’s capital target ranges have been revised to more closely align with peer group banks with the same credit rating.

NAB will reduce its Tier 1 target range to 6.25% to 7.00% and the Adjusted Common Equity (ACE) target range to 4.25% to 5.00% with immediate effect. The previous ranges were 7.00% to 7.50% and 4.75% to 5.25% respectively.

The widening of the ranges also reflects the potential for increased capital volatility under AIFRS. These changes have been approved by APRA.

2.               APRA has confirmed that National Income Securities will be treated as non-innovative residual Tier 1 capital under the Tier 1 hybrid capital framework that became effective on 1 July 2006.

This classification creates further capital flexibility.

No change is proposed to the total capital target of more than 10%, in line with APRA’s remedial action requirements.

The timing of any capital management initiatives is still to be determined.

Shareholder approval has been obtained to redeem the National Income Securities and National Australia Bank continues to retain the option to do so.

For further information:

Brandon Phillips Group Manager, External Relations T 03 8641 3857 M 0419 369 058	Hany Messieh Head of Investor Relations T 03 8641 2312 M 0414 446 876

Kim Lovely External Relations Manager T 03 8641 4982 M 0406 035 243

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible. Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Benedict DUNCAN
Date of last notice	25 May 2006

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: provide details of the circumstances giving rise to the relevant interest	N/A

Date of change	13 July 2006

No. of securities held prior to change	11,645

Class	Ordinary

Number acquired	94

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,364.26

No of securities held after change	11,739

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy- back	Retirement Benefit Share Plan – Dividend Shares

MJ HEALEY
Company Secretary
19 July 2006

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: •25 July 2006	Name: Brendan T Case
Title: Associate Company Secretary